ULTIMUS MANAGERS TRUST
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

VIA EDGAR

May 17, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Ultimus Managers Trust (the “Trust”)
Request for Withdrawal of Post-Effective Amendment No. 7 to the Trust’s
Registration Statement (File Nos. 333-180308 and 811-22680)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Act”), on behalf of the Trust, I respectfully request the withdrawal of Post-Effective Amendment No. 7 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission on April 12, 2013 (Accession No. 0001111830-13-000281) in order to register two new series, the Barrow SQV Hedged All Cap Fund and the Barrow SQV Long All Cap Fund (the “Funds”). The Amendment is being withdrawn because the Trust intends to revise the registration statement for the Barrow SQV Long All Cap Fund, and will re-file for both Funds.  No securities were sold in connection with this offering.

Please issue an order with respect to this application for withdrawal as soon as possible.  In addition, please provide a copy of the order granting the request for withdrawal of the Amendment to Frank L. Newbauer, Secretary of the Trust, by facsimile at 513.587.3437.  If you have any questions, please do not hesitate to contact me at 513.587.3451.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary of the Trust